Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2024 FINANCIAL RESULTS AND PROVIDES A CORPORATE UPDATE

CollPlant announces six-month study data from its regenerative breast implant program, which could provide a revolutionary alternative to women for aesthetic or medical purposes and aims to address a $3 billion market opportunity

Recently received a $2 million development payment from AbbVie

Conference call to be held today at 10:00 a.m. U.S. EDT

REHOVOT, Israel, March 26, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), or “CollPlant”, a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced its 2024 financial results and provided a corporate update.

“This past year to date, we have progressed on all fronts - from advancing our collaborative programs, to gaining momentum on our proprietary programs as well as our marketed products. Specifically, we leveraged additional preclinical studies findings, refined a commercial design of our regenerative breast implants, gained an additional U.S. patent related to our photocurable dermal filler and also broadened the distribution network for our commercial product, Vergenix STR. On the aesthetic medicine front, following a development achievement we received a $2 million payment from our collaboration partner, AbbVie. In tandem with our progress, we have also been very careful to optimize our costs. Therefore, we expect that our cash position, that has been supported by both milestone payments and incremental sales revenue, will allow us to be selective and support a capitalized path in the interest of our shareholders”, commented CollPlant’s Chief Executive Officer, Yehiel Tal.

Collaboration Updates

AbbVie Collaboration

Under CollPlant’s existing development and commercialization agreement with development partner, AbbVie, CollPlant has granted AbbVie a worldwide exclusive license to use CollPlant’s rhCollagen technology in combination with AbbVie’s proprietary technologies for the development and commercialization of dermal and soft tissue fillers. The dermal filler product candidate is currently in the clinical phase and AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023. Next steps for the program are to be determined by AbbVie upon concluding their assessment.

In February 2025, following a development achievement, CollPlant received a $2 million payment from AbbVie, according to the development and commercialization agreement.

Stratasys Collaboration

On August 19, 2024, CollPlant announced the initiation of a pre-clinical study with 200cc commercial-sized regenerative implants printed using CollPlant’s bioinks and Stratasys’ (Nasdaq: SSYS) Origin® 3D printer. The collaboration between CollPlant and Stratasys is currently focused on the development of a bioprinting solution for CollPlant’s breast implants, in addition to finding solutions to scale-up the implant’s fabrication process.

Recent Corporate Updates

Regenerative Breast Implants

On June 6, 2024, CollPlant announced that it has successfully printed, for the first time, breast implants of 200cc, which are commercial size. These implants were printed using CollPlant’s proprietary rhCollagen-based bioinks. Currently, there are no commercial products that allow regeneration of soft tissues such as the breast. The program goal is to develop and commercialize novel regenerative implants that provide a revolutionary alternative to the implants that are currently on the market.

In August 2024, CollPlant launched a preclinical study with the 200cc, clinical-sized breast implants, which were also produced with enhanced durability. The surgical protocol was refined to include implantation through a small incision while preventing implant displacement or inversion. Analysis of MRI and ultrasound data conducted in 2025 confirmed tissue integration and vascularization, offering valuable diagnostic tools for future clinical applications. At six months post-implantation, one study arm has shown promising outcomes, with the implant demonstrating vascularization and rapid tissue ingrowth within the clinical-sized implant. No complications, such as capsule formation, calcifications, and local tissue reactions were observed. Additionally, volume retention and mechanical properties were maintained in the successful study arm.

Following this study, Collplant will continue to optimize the regenerative breast implants to ensure longevity and re-modelling of the neo-vascularized tissue.

Mr. Tal added, “CollPlant’s paradigm shifting breast implants in development are unique in that they are designed to regenerate breast tissue as well as have inherent safety advantages. We have been testing implants that are commercial size after upgrading our bioprinting process and other capabilities to fabricate these implants. We are very encouraged by the results observed so far. This is one of our lead programs that has the potential to position CollPlant as a market leader in the field of regenerative medicine.”

Earlier, in 2024, three-month data showed evidence of well-developed connective tissue containing blood vessels (i.e., neovascularization) within the implant. Progressing tissue ingrowth within the implant was also observed confirming tissue regeneration. An initial biodegradation process was observed, while preserving the original structure of the 3D breast implant. No adverse tissue reaction was observed, confirming the safety profile of this novel implant in development.

In the U.S. alone, hundreds of thousands of people each year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants, comprised of the Company’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response and therefore may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

In February 2025, CollPlant announced the expansion of its distribution channels for its Vergenix™ STR product, in Europe and Asia. VergenixSTR is based on the Company’s rhCollagen technology and is intended for the treatment of tendinopathy by promoting healing and repair of tendon injuries in a variety of tendons including the elbow tendon (for treatment of “tennis elbow”), rotator cuffs, patellar tendons, the Achilles tendon, and hand tendons. Specifically, CollPlant recently signed distribution agreements for VergenixSTR with distributor companies located in the Netherlands, Turkey and India, for sales in the territories of the Netherlands, Belgium, Luxemburg (“Benelux”), Spain, India and Turkey.

Also in February, CollPlant announced that it had initiated a cost cutting and workforce reduction plan. CollPlant indicated that its updated allocation of resources results in a reduction of its workforce by approximately 20%, and, based on current estimates, will allow it to continue its business activities, including those related to its primary research and development programs until at least the second quarter of 2026.

Intellectual Property

RhCollagen Curable BioInks Portfolio of Products

CollPlant announced today that the Japan Patent Office (JPO) has granted a second patent on Patent Application no. 2023-101072 securing patent protection on CollPlant’s portfolio of rhCollagen curable BioInks in Japan until 2038.

This newly allowed application is related to CollPlant’s innovative curable Collink.3D® BioInk pipeline, consisting of the first and only line of human collagen BioInk products based on chemically modified plant-derived rhCollagen that is mass-produced with high purity and consistency. Collink.3D enables scalable and reproducible biofabrication of tissue models, tissues, and organ transplants, while perfectly mimicking the native properties of tissues and organs. Additionally, it provides the advantage of being animal-free, has the properties of optimal rheology at room temperature, supports high viability of different cell types and is biocompatible and non-immunogenic.

Photocurable Dermal Filler Product Candidate

Additionally in February 2025, CollPlant announced it was granted U.S. Patent No. 12,186,449 related to its photocurable dermal filler product candidate. The patent relates to polymerizable solutions that are comprised of modified recombinant human collagen (rhCollagen) and other constituents such as hyaluronic acid. The patent will expire in 2039.

Corporate Governance

In July 2024, CollPlant announced the release of its inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering 2023.

The Company’s first report details the initiatives that CollPlant has taken to adopt an ESG strategy with a focus on the pillars that represent the areas with the highest impact. In aligning the Company’s operations with its ethical commitments, the Company plans to enhance plant-based production, reduce emissions, and deliver safe and reliable medical solutions. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

Year-Ended December 31, 2024 Financial Results

GAAP revenues for the year ended December 31, 2024, were $515,000 compared to $11.0 million in the year ended December 31, 2023. The decrease in revenue is mainly related to (i) the achievement of a milestone with respect to the AbbVie Agreement in 2023, which triggered a $10.0 million payment and (ii) a $444,000 decrease in sales of rhCollagen products and VergenixFG.

GAAP cost of revenues for the year ended December 31, 2024, was $1.6 million, compared to $2.0 million for the year ended December 31, 2023. The decrease in cost of revenues of approximately $400,000 is mainly related to: (i) a decrease of $312,000 in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Agreement, (ii) a decrease of $324,000 related to bioinks and rhCollagen sales, offset by $247,000 related to inventory impairments.

GAAP gross loss for the year ended December 31, 2024, was $1.1 million, compared to gross profit of $9.0 million for the year ended December 31, 2023.

GAAP operating expenses for the year ended December 31, 2024, were $16.1 million, compared to $16.5 million, for the year ended December 31, 2023. The decrease of approximately $400,000 is mainly related to a decrease in general, administrative and marketing expenses comprised of: (i) $287,000 in share-based compensation expenses, and (ii) $152,000 in insurance policy costs. On a non-GAAP basis, the operating expenses for the year ended December 31, 2024 were $14.4 million, compared to $14.5 million for the year ended December 31, 2023. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the year ended December 31, 2024, totaled $642,000, compared to $493,000 for the year ended December 31, 2023. The increase in financial income, net, is due to an increase in exchange rate differences.

GAAP net loss for the year ended December 31, 2024 was $16.6 million, or $1.45 basic loss per share, compared to a net loss of $7.0 million, or $0.62 basic loss per share, for the year ended December 31, 2023. Non-GAAP net loss for the year ended December 31, 2024, was $14.9 million, or $1.3 basic loss per share, compared to $5.2 million loss, or $0.46 basic loss per share, for the year ended December 31, 2023.

Balance Sheets and Cash Flow

The Company’s cash and cash equivalents balance as of December 31, 2024 was $11.9 million.

Cash used in operating activities was $14.1 million during the year ended December 31, 2024, compared to $2.8 million for the year ended December 31, 2023. Cash used during the year ended December 31, 2023 includes the $10 million milestone payment from AbbVie.

Net cash used in investing activities was $539,000 during the year ended December 31, 2024, compared to $1.2 million in net cash that was provided by investing activities during the year ended December 31, 2023.

Net cash provided by financing activities was $9,000 for the year ended December 31, 2024 compared to $1.1 million for the year ended December 31, 2023. Cash provided by financing activities is attributed to proceeds from the exercise of warrants and options into shares.

Conference call information

CollPlant will host a conference call and audio webcast to discuss its financial results and corporate updates on Wednesday, March 26th at 10:00 a.m. Eastern Daylight Time.

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID: 13750725

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company-email&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

Submit questions to management in advance of the call

To ask management a question ahead of the call, please email Dan Ferry at LifeSci Advisors, LLC up until 24 hours before the event at daniel@lifesciadvisors.com.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Contacts

CollPlant:	Investor:
Eran Rotem	Daniel Ferry
Deputy CEO & CFO	Managing Director
Tel: +972-73-2325600	LifeSci Advisors, LLC
Email: eran@collplant.com	daniel@lifesciadvisors.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$11,909	$26,674
Restricted deposit	248	241
Trade receivables, net	150	-
Inventories	440	714
Other accounts receivable and prepaid expenses	433	393
Total current assets	13,180	28,022
Non-current assets:
Restricted deposit	118	57
Operating lease right-of-use assets	2,991	3,070
Property and equipment, net	2,290	2,789
Intangible assets, net	131	188
Total non-current assets	5,530	6,104
Total assets	$18,710	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2024	2023
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$870	$980
Operating lease liabilities	806	624
Accrued liabilities and other payables	1,294	1,647
Total current liabilities	2,970	3,251
Non-current liabilities:
Operating lease liabilities	2,275	2,535
Total non-current liabilities	2,275	2,535
Total liabilities	5,245	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2024 and 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of December 31, 2024 and 2023, respectively	4,983	4,982
Additional paid in capital	122,801	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(113,350)	(96,741)
Total shareholders’ equity	13,465	28,340
Total liabilities and shareholders’ equity	$18,710	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues	$515	$10,959	$299
Cost of revenues	1,625	1,991	400
Gross profit (loss)	(1,110)	8,968	(101)

Operating expenses:
Research and development	10,515	10,484	10,255
General, administrative and marketing	5,626	5,996	6,741
Total operating loss	(17,251)	(7,512)	(17,097)
Financial income, net	642	493	172
Net loss	$(16,609)	$(7,019)	$(16,925)
Basic and diluted net loss per ordinary share	$(1.45)	$(0.62)	$(1.53)
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	11,454,180	11,389,168	11,033,310

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(16,609)	$(7,019)	$(16,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of property and equipment	-	18	-
Depreciation and amortization	1,038	1,102	1,076
Accrued interest	(11)	(28)	(87)
Share-based compensation to employees and consultants	1,719	1,937	2,174
Exchange differences on cash and cash equivalents and restricted cash	142	379	608

Changes in assets and liabilities:
Decrease (increase) in trade receivables	(150)	9	261
Decrease (increase) in inventories	280	749	(312)
Decrease (increase) in other receivables and prepaid expenses	(40)	150	(119)
Decrease in operating lease right-of-use assets	651	527	461
Increase (decrease) in trade payables	(110)	(153)	99
Decrease in operating lease liabilities	(650)	(638)	(916)
Increase in accrued liabilities and other payables	(353)	204	14
Decrease in deferred revenues	-	-	(32)
Net cash used in operating activities	(14,093)	(2,763)	(13,698)
Cash flows from investing activities:
Capitalization of intangible assets	-	-	(42)
Purchase of property and equipment	(483)	(954)	(1,274)
Proceed from short term deposit	-	-	50,238
Investment in restricted deposits	(57)	(270)	-
Investment in deposits	-	-	(20,000)
Proceeds from sale of property and equipment	1	68	-
Net cash provided by (used in) investing activities	(539)	(1,156)	28,922
Cash flows from financing activities:
Exercise of options and warrants into shares	9	1,108	1,874
Net cash provided by financing activities	9	1,108	1,874
Effect of exchange rate changes on cash and cash equivalents and restricted deposits	(142)	(379)	(608)
Net increase (decrease) in cash and cash equivalents	(14,765)	(3,190)	16,490
Cash and cash equivalents at the beginning of the year	26,674	29,864	13,374

Cash and cash equivalents at the end of the year	$11,909	$26,674	$29,864

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$572	$886	$219
Capitalization of Share-based compensation to inventory	$6	$33	$37

Supplemental discloser of cash activities:

Cash paid during the year for taxes	$62	$8	$31

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2024	2023

GAAP operating expenses:	$16,141	$16,480

Change of operating lease accounts	(18)	-
Share-based compensation to employees, directors and consultants	(1,719)	(1,937)
Non-GAAP operating expenses:	14,404	14,543

GAAP operating loss	(17,251)	(7,512)
Change of operating lease accounts	18	-)
Share-based compensation to employees, directors and consultants	1,719	1,937
Non-GAAP operating loss	(15,514)	(5,575)

GAAP Net loss	(16,609)	(7,019)
Change of operating lease accounts	1	(111)
Share-based compensation to employees, directors and consultants	1,719	1,937
Non-GAAP Net loss	$(14,889)	$(5,193)
GAAP basic and diluted loss per ordinary share	$(1.45)	$(0.62)
NON- GAAP basic and diluted loss per ordinary share	$(1.30)	$(0.46)

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2024 and 2023 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the year ended December 31, 2024, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com